SUB-ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On October 24, 2016 a Special Meeting of Shareholders of APEXcm Small/Mid-Cap Growth Fund (the "Fund"), a series of Ultimus Managers Trust (the "Trust"), was held for the purpose of voting on the following Proposal:

Proposal 1:    To approve a new investment advisory agreement between the Trust, on behalf of the Fund, and Fiera Capital Inc.

A total of 15,829,675 shares of the Fund were entitled to vote on the Proposal.  A total of 7,930,667 shares constitute a quorum of voters for purposes of the Proposal.  A total of 8,042,215 shares were voted, representing 50.80% of total shares.

Shareholders of record on August 22, 2016 voted to approve Reorganization.  The votes cast with respect to Proposal 1 were as follows:

	Number of shares
	For	Against	Abstain
Proposal 1	7,335,775	5,347	701,093